OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response.......12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-22598



10035363

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Investacorp, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15450 New Barn Road
(No. and Street)

Miami Lakes	Florida	33014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Farrell (305) 557-3000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Farrell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Investacorp, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Jessica C. Guevara
COMMISSION # DD907232
EXPIRES: JUL. 14, 2013
WWW.AARONNOTARY.com

Jessica C Guevara
2/26/10

Notary Public

Signature

President

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Investacorp, Inc.
Miami Lakes, Florida

We have audited the accompanying statement of financial condition of Investacorp, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investacorp, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 24, 2010

INVESTACORP, INC.

Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

ASSETS	
Cash and cash equivalents	$ 2,043
Due from clearing brokers	1,506
Commissions receivable	2,159
Notes receivable	264
Intangible assets, net	14,021
Goodwill	21,918
Other assets	460
	$ 42,371
LIABILITIES	
Commissions payable	$ 2,602
Accrued expenses and other liabilities	898
Deferred tax liability	1,229
	4,729
SHAREHOLDER'S EQUITY	
Common stock - voting, $1 par value; authorized, issued and outstanding 100 shares	0
Common stock - nonvoting, $1 par value; authorized, issued and outstanding 900 shares	1
Capital in excess of par value	41,485
Accumulated deficit	(3,844)
	37,642
	$ 42,371

See notes to statement of financial condition

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

NOTE A - DESCRIPTION OF BUSINESS

Investacorp, Inc. (the "Company") is a registered broker-dealer that serves the independent registered representative community. These independent registered representatives primarily serve retail clients. The Company derives the majority of its revenue from commissions paid in exchange for the service of executing equity, mutual fund and other financial and related investment transactions. In connection with its activities as a broker-dealer, the Company clears all customer transactions through correspondent clearing brokers on a fully disclosed basis and holds no funds or securities for customers. The Company is subject to regulation by, among others, the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is a subsidiary of Ladenburg Thalmann Financial Services Inc. ("Parent" or "LTS"), a company whose stock trades on the NYSE Amex under the symbol LTS.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of this statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents.

Intangible Assets

Intangible assets are being amortized over their estimated useful lives, generally on a straight-line basis. Intangible assets subject to amortization are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining life through undiscounted forecasted cash flows. If undiscounted forecasted cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on forecasted future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. Future cash flows are based on trends of historical performance and the Company's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

Goodwill

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. As the Company has only one reporting unit, the impairment test consists of a comparison of the fair value of the Company with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market based comparables. If the carrying amount of the Company's net assets exceeds the fair value of the Company then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over the implied fair value. After an impairment loss is recognized, the adjusted

(dollars in thousands, except for share and per share data)

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

carrying amount of goodwill is its new accounting basis. The annual impairment test performed on December 31, 2009, did not indicate any impairment of goodwill. There was no change to the carrying amount of goodwill during 2009.

Fair Value

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 - inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

New Accounting Pronouncements

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification became the single source of authoritative U.S. generally accepted accounting principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. Beginning with this annual report, the Company adopted the Codification. Other than the manner in which new accounting guidance is referenced, the adoption of the Codification did not have any impact on the Company's financial statement.

In May 2009, the FASB issued new authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of the guidance, and has evaluated subsequent events through February 24, 2010, the date the financial statement was issued.

In April 2008, FASB issued authoritative guidance which amended the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset for amortization purposes. The guidance is intended to improve the consistency between the useful life of a recognized intangible asset for amortization purposes, and the period of expected cash flows used to measure the fair value of the asset under other U.S. GAAP. The guidance, which is effective for fiscal years beginning after December 15, 2008, was adopted by the Company effective January 1, 2009, and did not have any impact on the Company's financial statement.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

NOTE C - NOTES RECEIVABLE

The Company has granted loans to certain registered representatives which mature between 2010 and 2016. These loans are evidenced by notes which bear interest and are collectible in accordance with the terms of certain related agreements. A portion of the loan is generally forgiven over one to two years and, when certain exclusivity criteria and production requirements are met, the remainder is forgiven. Forgiveness of loans and advances amounted to $24 for the year ended December 31, 2009.

NOTE D - INTANGIBLE ASSETS

Intangible assets subject to amortization as of December 31, 2009 consist of:

		December 31, 2009		
	Estimated Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Relationships with registered representatives	20	$ 14,175	$ 1,565	$ 12,610
Vendor relationships	7	1,787	564	1,223
Non-compete covenants	5	336	148	188
Technology	1	271	271	0
		$ 16,569	$ 2,548	$ 14,021

Estimated amortization expense for each of the five succeeding years is as follows:

Year Ending December 31,	
2010	$ 1,031
2011	1,031
2012	1,017
2013	965
2014	911
Thereafter	9,066
	$ 14,021

NOTE E - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $694, which was $379 in excess of its required net capital of $315. The Company's net capital ratio was 6.81 to 1.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its primary correspondent broker on a fully disclosed basis.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

NOTE F - COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. Such litigation and claims involve substantial or indeterminate amounts and are in varying stages of legal proceedings. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company will provide for the liability. In the opinion of management, after consultation with counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

During December 2007, an arbitration panel issued an award against the Company and one of its registered representatives in the amount of $1,150, which was paid in December 2007. The registered representative is contractually obligated to indemnify the Company for this expense. The Company has sought reimbursement of one-half of this expense and one-half of legal fees from the registered representative and received $420 in prior years, and $160 during 2009. Reimbursements are being recorded as received. The balance of approximately $41 was received in full on January 7, 2010.

In connection with the acquisition of the Company's stock by LTS on October 19, 2007, LTS entered into a $30,000 revolving credit agreement with an entity affiliated with LTS' Chairman of the Board and issued a $15,000 promissory note to the Company's selling shareholder to finance the cash portion of the purchase price. Borrowings under the credit agreement have a five-year term and bear interest at a rate of 11% per annum, payable quarterly. LTS' obligations under the promissory note have not been assumed or guaranteed by the Company nor have the assets of the Company been pledged as collateral for such debt. However, LTS may be dependent on the Company's cash flows to service such obligations. At December 31, 2009, the outstanding balance of the note was $4,354.

In May 2009, arbitration was commenced by a former employee against Investacorp and LTS. The claim asserts breach of an employment agreement and tortious interference arising from the employee's termination in February 2009; absent termination for cause, the employment contract provides for a severance payment of one year's salary, or $150,000, and certain other benefits. The Company believes that the allegations are without merit and intends to vigorously defend against them.

NOTE G - INCOME TAXES

The Company files consolidated federal and certain combined state and local income tax returns with LTS. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis will be paid to LTS.

Deferred tax benefits or expense are recognized on the temporary differences between the tax basis and book basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions, taken or expected to be taken in a tax return, which resulted in no unrecognized tax benefits as of December 31, 2009. The Company classifies interest and penalties that would accrue according to relevant tax law as interest and other expense, respectively.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

NOTE G - INCOME TAXES (CONTINUED)

Deferred tax amounts are comprised of the following at December 31, 2009:

Deferred tax assets:	
Net operating loss carryforward	$ 774
Intangible assets	25
Deferred stock compensation	1,642
Deferred tax assets before valuation allowance	2,441
Less: valuation allowance	(2,441)
Total deferred tax assets	0
Deferred tax liability:	
Goodwill	(1,229)
Net deferred tax liability	$ (1,229)

At December 31, 2009, the Company had a net operating loss carryforward of $2,094, of which $1,096 expires in 2027 and $998 expires in 2029.

A valuation allowance has been established to offset deferred tax assets to the extent the Company has not determined that it is more likely than not that the future tax benefits will be realized.

The Company's tax years 2007 through 2009 remain open to examination by the taxing authorities.

NOTE H - RETIREMENT PLAN

The Company sponsors the Investacorp, Inc. 401(k) Profit-Sharing Plan Trust (the "401(k) Plan"). The 401(k) Plan is designed to allow all eligible employees to share in the profits of the Company. The Company matches 50% of an eligible employee's contribution, limited to 2% of an employee's salary. The Company's contribution to the 401(k) Plan amounted to $87 for the year ended December 31, 2009. Under the 401(k) Plan, the Company may also make discretionary contributions to the 401(k) Plan.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by other securities broker-dealers under clearing agreements. Although the Company primarily clears its transactions through other securities broker-dealers, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

As of December 31, 2009, the Company executed and cleared all customer transactions through three clearing brokers on a fully disclosed basis, one of which is National Financial Services, LLC ("NFS"). Effective on January 15, 2010, the Company terminated its clearing relationships with one of these clearing brokers and all client accounts were electronically transferred to NFS. In February 2010, the Company expects to terminate its clearing relationship with a second clearing firm and to transfer all client accounts to NFS. Following such transfer, NFS will be the Company's sole clearing broker.

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

NOTE J - STOCK COMPENSATION PLANS

Certain Company employees are participants in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Option Plan") and the 2009 Incentive Compensation Plan (the "2009 Option Plan"), that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants of LTS and its subsidiaries at its discretion.

Each option plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. Awards under the option plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019, under the 2009 Option Plan and May 27, 2009 under the 1999 Option Plan, and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee who at the time of the grant possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")). The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2009, LTS had 24,860,000 options available to grant under the 2009 Option Plan, and 5,182,154 non-qualified options available to grant under the 1999 Option Plan.

In 2007, LTS entered into an employment agreement with the Company's former principal shareholder, pursuant to which he was granted options to purchase a total of 3,000,000 shares of LTS' common stock at $1.91 per share, the closing price of LTS' common stock on the acquisition date. The stock options vest over a three-year period (subject to certain exceptions), have a ten-year term and were issued outside the 1999 Option Plan. Additionally, certain employees of the Company were awarded options to purchase 1,150,000 shares of common stock under the 1999 Option Plan. These options vest in four equal annual installments, have a ten-year term and have an exercise price of $1.91 per share, the closing price of LTS' common stock on the acquisition date.

Outstanding options granted by LTS to the Company's employees under the 1999 Option Plan and related information as of December 31, 2009 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,850,000	1.91	7.80	0
Vested or expected to vest	3,720,424	1.91	7.80	0
Options exercisable, December 31, 2009	2,425,010	1.91	7.80	0

INVESTACORP, INC.

Notes to Statement of Financial Condition
December 31, 2009
(dollars in thousands, except for share and per share data)

NOTE J - STOCK COMPENSATION PLANS (CONTINUED)

Outstanding options granted by LTS to the Company's employees under the 2009 Option Plan and related information as of December 31, 2009 was as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2009	100,000	0.80	9.77	$ 0
Vested or expected to vest	75,000	0.80	9.77	0
Options exercisable, December 31, 2009	0			0

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code.